VIA EDGAR

March 11, 2022

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwest Gas Holdings, Inc.

Schedule TO-T, as amended

Filed January 26, 2022 by IEP Utility Holdings LLC, Icahn Enterprises

Holding L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton

Corp. and Carl C Icahn

File No. 5-89940

Dear Mr. Hindin:

On behalf of IEP Utility Holdings LLC (the “Offeror”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s February 28, 2022 letter. Capitalized terms that are used but not defined herein have the meanings ascribed to such terms in the Schedule TO-T and related exhibits (as amended and supplemented from time to time, the “Schedule TO”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the Offeror’s response below.

Amendment No. 14 to Schedule TO filed on January 26, 2022

General

1.

Please refer to our comment letter dated February 28, 2022 regarding the related proxy statement filed on February 15, 2022 by Carl C. Icahn et al. and revise the tender offer disclosure to include conforming disclosure, as applicable.

RESPONSE: On behalf of the Offeror, we acknowledge the Staff’s comment and will address the Staff’s comment, as applicable, in connection with the next amendment of the Schedule TO.

 Corby.Baumann@ThompsonHine.com Fax: 212.344.6101 Phone: 212.908.3933

2.

Please provide an update as to the status of IEP Utility’s various applications for the required regulatory approvals and whether IEP Utility expects to receive the required approval prior to the Annual Meeting.

RESPONSE: We respectfully advise the Staff that there is no current need for the Offeror to apply for regulatory approvals in Arizona, California or Nevada. The trigger for when regulatory approvals are required in Arizona, California and Nevada depends on the change of ownership interest.1 Here, the actual ownership interest of the Offeror and its affiliates will not be known until the closing of the Offer as the Offeror is seeking to “acquire any and all Shares” that are properly tendered and not withdrawn. If, for example, the Offeror were to obtain 20% or fewer Shares in the Offer, then no regulatory approvals would be required to be obtained regardless of the proposed Trust structure. In addition, in light of the proposed Trust structure, neither the Offeror nor any individual Trust can acquire the quantity of Shares that would trigger the need for regulatory approval in order to close the acquisition of tendered Shares. Finally, there is no certain regulatory process for obtaining what would amount to an advisory opinion regarding the possible need for regulatory approval on the basis of a broad range of hypotheticals, none of which may actually occur.

[1]

Under Arizona law, the organization or “reorganization” of an entity that directly or indirectly controls a public utility is subject to review by the Arizona Corporation Commission (the “ACC”) under the ACC’s Public Utilities Holding Companies and Affiliated Interests Rules (“ACC Rules”). Under the ACC Rules, a “reorganization” includes the “acquisition or divestiture of a financial interest” in an entity that controls a public utility, the merger of an entity that controls a public utility or the reconfiguration of the corporate structure that affects the position of the public utility in the corporate structure. “Control” is considered to be the “power to direct the management policies of an entity” that directly or indirectly controls a public utility, “whether through ownership of voting securities, or by contract, or otherwise.” ACC Decision No. 58063 (November 3, 1992) identified six situations where the ACC will review a potential organization or “reorganization” of public utility holding company. The acquisition or transfer of more than 50% of the common stock of a public utility holding company would likely be considered to be an organization or reorganization of a public utility holding company subject to ACC review. Therefore, because Southwest Gas Holdings is a public utility holding company, the acquisition or transfer of more than 50% of the issued and outstanding Shares would be subject to oversight by the ACC.

In California, an authorization from the California Public Utilities Commission (the “CPUC”) is required before an entity may acquire or control either directly or indirectly any California public utility. Southwest Gas Corporation, a subsidiary of Southwest Gas, is a public utility that is regulated by the CPUC. The CPUC assesses each application on a case-by-case basis. Past decisions have indicated that holding an interest under 30 percent alone would not trigger required approval and that the California Corporations Code definition of “control” at 50 percent is guiding. Under the Public Utilities Code, transactions involving the acquisition or control of a public utility that has gross annual California revenue in excess of $500 million are subject to a different standard of review than transactions involving the acquisition or control of a public utility that has gross annual California revenue of less than $500 million. Southwest Gas Corporation’s California revenues for 2021 were less than $500 million.

Under Nevada law, any transaction of a regulated entity or holding company owning or controlling a regulated utility company in which not more than 25% of the common stock is transferred is subject to the review and approval of the Public Utilities Commission of Nevada (the “PUCN”). Southwest Gas is a holding company that owns and controls a regulated utility company operating in Nevada such that the acquisition or transfer of more than 25% of the Shares would be subject to the review and approval of the PUCN.

The Offeror and its legal representatives have provided information to, and had discussions with, regulators regarding the formation of the Trusts to hold the Shares and the terms on which the Shares would be held by the Trusts. While the regulatory authorities have not approved or denied the proposed trust structure, the Offeror believes that no regulatory approvals are required to be obtained prior to the closing of the Offer given that any Shares in excess of 24.9% of the Shares will be placed into the Trusts and held pursuant to the Trust Agreements.

Accordingly, the process for obtaining any regulatory approvals would occur following the closing of the Offer and only if the Offeror (or its affiliates) wish to exercise any voting rights, direction or control over the Shares that are held in Trust. At such time, the Offeror will make a specific application for approval of its ownership of the Shares that are then held in Trust in each of the states in which it is required based on the then known ownership amounts. Because the number of the Shares that the Offer would potentially own will be known at that time, the applications would follow the standard process provided under state law for obtaining approvals from the regulators in Arizona, California and Nevada and would relate to the actual ownership that would occur if the Shares in the Trust were to be held by the Offeror or one of its affiliates. At such time, the regulators would have jurisdiction to review these applications based on specific facts and to provide a formal decision in accordance with applicable state laws as the matter would no longer be considered speculative or advisory. It should be noted that even if any such application were to be denied, it would not affect or impact the consummated Offer or any tendering stockholders as the Shares would then simply remain in the Trust(s) and continue to be subject to the terms and conditions of the Trust(s) as outlined below.

3.

We note the disclosure indicating that the Offeror will enter into one or more Trust Agreements with independent third-party trustees to form one or more statutory trusts under Delaware law and that upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. The disclosure also indicates that the Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates.

As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender offer or “on whose behalf a tender offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please refer to the factors discussed in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. With a view towards revised disclosure, please tell us what consideration you have given to including either now, or at such point in the future when the Trusts are created, the Trusts and related independent third party trustees as bidders. In responding to this comment, consider the disclosure referenced above as well as the disclosure suggesting that the Trusts:

•	will be formed for the purpose of eliminating as a condition to the Offer the requirement to obtain approvals from the regulators in Arizona, California and Nevada prior to the closing of the Offer;

•	will beneficially own the securities purchased by the named bidder in the tender offer; and

•	will benefit from the transaction by virtue of becoming owner of up to 24.9% of the Shares.

In addition to the factors noted, please also consider that a stockholder may consider material to its decision whether to tender into the Offer (or alternatively, remain as a stockholder and participate in the Company’s future prospects) information regarding the Trusts as fellow shareholders – shareholders that individually or in the aggregate may potentially hold a significant, or even controlling, amount of shares of the Company’s common stock. Such information could include, without limitation, the bidder’s identity and background, any borrowings by the co-bidder for the purposes of the tender offer and any plans or proposals that would result in, among other things, an extraordinary transaction between the co-bidder and the target company. As a reminder, to the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

RESPONSE: We acknowledge the Staff’s comment. However, we do not believe that the statutory trusts, which may be formed to facilitate the closing of the Offer (each, a “Trust” and, collectively, the “Trusts”), would be “bidders” in the Offer. We have reviewed the Staff’s guidance provided in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on the SEC’s website and believe that an analysis of the particular facts and circumstances of the Offer leads to the conclusion that the Trusts are not “bidders” within the meaning of Rule 14d-1(g)(2). Bidder status is a question that is determined by the particular facts and circumstances of each transaction. Based on SEC guidance, in assessing whether the Trusts were bidders, the Offeror looked at the following factors with regard to the Trusts:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

No. The Offer was launched by the Offeror on October 27, 2021. As of the date hereof, the Trusts have not been formed and will only be formed in connection with the closing of the Offer (when it is determined that one or more Trusts will be necessary in order to close the Offer based on the number of Shares that have been tendered into the Offer). Accordingly, the Trusts have played no role in initiating, structuring, or negotiating the Offer. Delaware Trust Company (“Trust Company”) has been involved in discussions with the Offeror, at the Offeror’s request, for the limited purpose of determining the form of trust agreement that would govern the Trusts should such trusts be formed. Neither the Trusts nor the Trust Company have participated in any negotiations or discussions with Southwest Gas concerning the Offer. The structure with respect to the Trusts as disclosed in the Schedule TO was determined by the Offeror in consultation with its legal advisors, including regulatory counsel in Arizona, California and Nevada. We note that it is also possible that the Trusts may not be needed and, in such case, will not be formed, depending on the number of Shares that are ultimately tendered into the Offer. In the event that the number of Shares tendered into the Offer, when added with the 4.9% of the Shares currently owned by affiliates of the Offeror, does not exceed 24.9% of the Shares, then no Trusts will be formed as the Offeror and its affiliates may hold up to 24.9% of the Shares.

•	Is the person acting together with the named bidder?

No. Neither the Trusts nor the Trust Company are acting together with the Offeror. Neither the Trusts nor the Trust Company have any ability to cause the Offeror to take any actions with respect to the Offer. Neither the Trusts nor the Trust Company have any decision-making authority with respect to the Offer.

•	To what extent did or does the person control the terms of the offer?

None. The Trusts and the Trust Company have not, and have no ability to, control the terms of the Offer.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

No. The Trusts and Trust Company are not providing financing for the Offer.

•	Does the person control the named bidder, directly or indirectly?

No. Neither the Trust Company nor the Trust has any economic interest in, or control rights over, the Offeror.

•	Did the person form the nominal bidder, or cause it to be formed?

No. As of the date hereof, the Trusts have not been formed. The Trusts did not cause the formation of the Offeror.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

In certain circumstances, the Trusts would beneficially own Shares. To the extent that Shares are purchased in the Offer such that the Offeror and its affiliates would own more than 24.9% of the Shares, then one or more Trusts will be formed to hold any such Shares in excess of 24.9%. If such trusts are ultimately formed, the Trust Agreement, in the form filed as an exhibit with the Schedule TO, will govern such Trusts. The Offeror is the sole beneficiary of the Trusts and will ultimately direct the creation and funding of the Trust. While the Trusts will hold beneficial ownership over the Shares held in such trust and will exercise voting power with respect to such Shares, the Trust Agreement demonstrates that the Trusts are intended to be in place for a limited period of time until any required regulatory approvals have been obtained and the Shares may be transferred to the Offeror. We believe that this factor alone is not enough to make the Trusts or the Trust Company a “bidder” in light of all of the other facts discussed herein.

The Trusts, the Trust Company and the Trust Agreements are intended to remove the requirement for the Offeror to obtain regulatory approvals (to the extent that such approvals are necessary) prior to the closing of the Offer. The Trusts and the Trust Company are not involved, and will not be involved, in the Offer until such time as the consummation of the Offer. At that point, the Trusts and the Trust Company will be involved in a limited manner in connection with formation of the Trusts and the execution of the Trust Agreements. The Trust Agreements limit the ability of the trustees to the actions that are specifically set forth in the Trust Agreements. The Shares are ultimately held for the benefit of the Offeror and, other than customary fees for serving in its capacity as trustee, the Trust Company nor the individual trustees will derive any benefit from the ownership of the Shares held in trust. The Trust Agreement limits the ability of the Trust to dispose of the Shares and explicitly provides that any proceeds are to be held for the benefit of the Beneficiary, which is the Offeror.

The Trusts are intended to be in place for a limited period of time—the Trust Agreement provides for an “outside date” of two years from the closing date. However, in the event regulatory approvals are obtained or determined to not be required, then the Shares held in the Trusts will be promptly transferred to the Offeror or one of its affiliates. In addition, if any required regulatory approval is denied, the Shares will be sold subject to the terms in the Voting Agreement. In considering what information the other stockholders of the Company may need in order to determine whether to tender their Shares, we believe that such holders should ultimately consider, among other things, whether such holder would want the Offeror (or one of its affiliates) to hold all of the Shares tendered into the Offer as that is the intent of the Trust structure. The Offeror believes that all material information regarding the Trusts has been provided in the Schedule TO, including the Voting Agreement.

We confirm that there are no plans or proposals that would result in an extraordinary transaction between the Trusts or the Trust Company and Southwest Gas.

Based on the foregoing, we respectfully submit that the Trusts are not “bidders” within the meaning of Rule 14d-1(g)(2).

With a view towards disclosure, the Participants intend to include the following at the end of the “Summary Term Sheet” section of the Schedule TO:

“WHAT ARE THE TRUSTS AND WHEN WILL THEY BE FORMED?

Upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more statutory trusts under Delaware law (each, a “Trust” and collectively, the “Trusts”) with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. In connection with the closing of the Offer, the Offeror will enter into one or more trust agreements (each, a “Trust Agreement” and collectively, the “Trust Agreements”) with independent third-party trustees relating to such Trusts.

Each Trust will be the record owner of the Shares transferred to such Trust and will be subject to instructions in the Trust Agreement governing the Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates. The Trusts and the Trust Agreements remove the requirement for the Offeror to obtain regulatory approvals (to the extent that such approvals are necessary) prior to the closing of the Offer and are intended to be in place for a limited period of time. The process for obtaining any required regulatory approvals would occur after the closing of the Offer. Except for a transfer to the Offeror or one of its affiliates upon receipt of all required regulatory approvals, the Trust Agreements will prohibit the sale, transfer or other disposition of the Shares owned by the Trust until the earlier of: (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts.

IS IT POSSIBLE THAT NO TRUSTS WILL BE FORMED?

Yes. If 20% or fewer Shares are tendered into the Offer, then the Offeror would accept such Shares and would not place any Shares into the Trusts as the Offeror would own an aggregate of 24.9% of the Shares when adding the 20% of the Shares acquired in the Offer with the 4.9% of the Shares that the Offeror’s affiliates currently own.

WHY ARE THE TRUSTS BEING FORMED?

The Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the Offeror would have obtained voting power or control in excess of 24.9% of the Shares as a result of the closing of the Offer. The Trust would be formed, if necessary, to hold any Shares that are tendered into the Offer such that the Offeror and its affiliates will not hold more than 24.9% of the Shares (including any Shares currently held by the Offeror’s affiliates). If more than 20% of the Shares are tendered into the Offer, then (i) the Offeror would hold up to 24.9% of the Shares (including the 4.9% of the Shares that are currently held by the Offeror’s affiliates) and (ii) contribute any Shares in excess of 24.9% of the Shares into one or more Trusts to be held pursuant to the Trust Agreements.

WHO WILL BE THE BENEFICIARY OF THE TRUSTS?

The Offeror and its affiliates will not own, vote or control more than 24.9% of the Shares. In event that that more than 20% of Shares are tendered into the Offer such that the Offeror and its affiliates would own more than 24.9% of the Shares upon the closing of the Offer, all Shares in excess of 24.9% will be placed in one or more Trusts. The Shares held in such Trusts will ultimately be held for the benefit of the Offeror. Other than customary fees paid for serving in its capacity as trustee, the trustees will not derive any benefit from the ownership of the Shares held in such Trusts. While the Offeror will be a beneficiary of such Trusts, the record ownership of the Shares will be held by the Trusts and voting of the Shares in such Trusts will be in accordance with the Trust Agreements.

HOW LONG WILL THE TRUSTS HOLD THE SHARES?

The Trusts are intended to hold any Shares in excess of 24.9% from the closing of the Offer until such time as the earlier of (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts. The process for obtaining any required regulatory approvals would occur after the closing of the Offer.

ARE ANY REGULATORY APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING OF THE OFFER THAT HAVE NOT BEEN OBTAINED?

No. There are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. In addition, the Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer would have resulted in the Offeror obtaining voting power or control in excess of 24.9% of the Shares.

WHAT ARE THE REGULATORY APPROVALS THAT THE OFFEROR REFERS TO IN THIS OFFER?

When we refer to “regulatory approvals,” we are referring to the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. As a result of the Trusts and the Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer. Accordingly, there are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer.

WILL ANY REGULATORY APPROVALS BE REQUIRED TO BE OBTAINED FOLLOWING THE CLOSING OF THE OFFER?

Any future need to obtain regulatory approvals in Arizona, California and Nevada would be unrelated to the closing of the Offer and will ultimately depend on whether a change of control may occur. The factors vary from state to state but will depend on (i) the number of Shares that are tendered into the Offer and (ii) whether the Offeror (or its affiliates) wish to exercise any voting rights, direction or control over the Shares that are held in Trust.

WHY IS THE OFFER CONDITIONED ON OBTAINING REGULATORY APPROVALS IF NO ADDITIONAL REGULATORY APPROVALS ARE REQUIRED?

There are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer. The Offer is conditioned on the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada (collectively, the “Regulatory Approval Condition”). The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. As a result of the Trusts and the Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer

While there are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer as the Offeror will be limiting its ownership and control of the Shares to 24.9% of the issued and outstanding Shares, it is possible that a federal, state or local law could be enacted, or an existing law could be amended, that applies to the Offer and the receipt of which would be required to be obtained prior to the closing of the Offer. We are not aware of any such federal, state or local laws, but we have continued to include the Regulatory Approval Condition to the Offer to address the possibility that new regulatory laws could be enacted, or existing laws could be amended, prior to the closing of the Offer that would apply to the Offer.

ARE THERE ANY REGULATORY APPROVALS REQUIRED TO SEAT THE ICAHN NOMINEES IF SUCH NOMINEES ARE ELECTED?

No. The Offeror is not aware of any regulatory approvals that would be required to seat the Icahn Nominees or for the Icahn Nominees to constitute a majority of the Board. However, there is no specific precedent that addresses this particular issue in Arizona, California or Nevada. It is possible that a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency could be issued and shall remain in effect at the time of the Annual Meeting, which would prevent the Icahn Nominees from being seated at the Annual Meeting. In order to address this limited situation, the Participants in the proxy solicitation have included the Special Meeting Proposal, which asks that the stockholders approve the proposal to call a special meeting of the Company’s stockholders where the Board shall permit the nomination of the Icahn Nominees no later than 45 days following the receipt of all required governmental or regulatory approvals, consents, clearances or waivers which, in each case, have not been appealed and are no longer appealable, only if it is determined that such regulatory approvals are required to be obtained despite structuring the closing of the Icahn tender offer to avoid the need for any such approvals, in order for the Icahn Nominees to serve on the Board.”

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Esq., Icahn Enterprises L.P.

Todd Mason, Thompson Hine LLP